UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LINKTONE LTD.

(Name of issuer)

Ordinary Shares, par value $0.0001 per share

(Title of class of securities)

535925101

(CUSIP number)

Hary Tanoesoedibjo President Director PT Media Nusantara Citra Tbk MNC Tower Jl. Kebon Sirih No. 17-19 Jakarta 10340 Indonesia +62 21 390 0885

(Name, address and telephone number of person authorized to receive notices and communications)

December 12, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 535925101	Page 2 of 12 Pages

(1)	Names of reporting persons MNC International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. The other Reporting Persons (as defined below) may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power 0
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101	Page 3 of 12 Pages

(1)	Names of reporting persons MNC International Middle East Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power 0
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101	Page 4 of 12 Pages

(1)	Names of reporting persons PT Media Nusantara Citra Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power 0
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101	Page 5 of 12 Pages

(1)	Names of reporting persons PT Global Mediacom Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power 0
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 535925101	Page 6 of 12 Pages

(1)	Names of reporting persons PT Bhakti Investama Tbk
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Indonesia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole voting power with respect to the foregoing shares.
	(8)	Shared voting power 0
	(9)	Sole dispositive power 245,000,000 Ordinary Shares. The other Reporting Persons may also be deemed to have sole dispositive power with respect to the foregoing shares.
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 245,000,000 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.2%
(14)	Type of reporting person (see instructions) CO

Page 7 of 12 Pages

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D amends the Initial Statement on Schedule 13D of the reporting persons named therein (the “Reporting Persons”), dated April 3, 2008, as amended by Amendment No. 1 dated May 6, 2010. Amendment No. 2 is being filed by the Reporting Persons in connection with the share buy-back program conducted by Linktone Ltd. (the “Company”), which has caused the Reported Persons’ pecentage ownership of the Company to increase. Except as set forth below, no amendment is being made hereby to the amended 13D.

ITEM 2.	IDENTITY AND BACKGROUND

The principal offices of each of MNC International, MNC Middle East, Media Nusantara, Global Mediacom and Bhakti are located at MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia.

Schedule I attached hereto, which is incorporated herein by reference and sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person, is amended and restated as set forth in Schedule I attached hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b). MNC International is the direct beneficial owner of an aggregate of 245,000,000 Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). This aggregate amount represents approximately 59.2% of the outstanding Ordinary Shares (treating each ADS as 10 Ordinary Shares for the purpose of such calculation). Because MNC International is a wholly-owned subsidiary of MNC Middle East and MNC Middle East is a wholly-owned subsidiary of Media Nusantara, MNC Middle East and Media Nusantara may be deemed to beneficially own 245,000,000 Ordinary Shares.

In addition, because Global Mediacom owns a majority of the outstanding shares of Media Nusantara and because Bhakti owns a majority of the outstanding shares of Global Mediacom, each of Global Mediacom and Bhakti may be deemed to have indirect beneficial ownership of the 245,000,000 Ordinary Shares held by MNC International. Global Mediacom has sole voting and dispositive powers over the shares of Media Nusantara beneficially owned by it. Bhakti has sole voting and dispositive powers over the shares of Global Mediacom beneficially owned by it. Notwithstanding the foregoing, each of Global Mediacom and Bhakti disclaims beneficial ownership of the Ordinary Shares in which MNC International, MNC Middle East and Media Nusantara have beneficial ownership.

Item 5(c). None of the Reporting Persons has effected any transaction in the Ordinary Shares during past 60 days. The sole purpose of this Amendment No. 2 is to reflect the Reported Persons’ increased percentage ownership of the Company as a result of the Company’s share buy-back program.

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

MNC International Ltd.

By:	/s/ Oerianto Guyandi

Name:	Oerianto Guyandi
Title:	Director

MNC International Middle East Limited

By:	/s/ Oerianto Guyandi

Name:	Oerianto Guyandi
Title:	Director

PT Media Nusantara Citra Tbk

By:	/s/ Oerianto Guyandi

Name:	Oerianto Guyandi
Title:	Director

By:	/s/ Agus Mulyanto

Name:	Agus Mulyanto
Title:	Director

PT Global Mediacom Tbk

By:	/s/ M. Budi Rustanto

Name:	M. Budi Rustanto
Title:	Director

By:	/s/ Indra Pudjiastuti

Name:	Indra Pudjiastuti
Title:	Director

PT Bhakti Investama Tbk

By:	/s/ Hary Djaja

Name:	Hary Djaja
Title:	Director

By:	/s/ Darma Putra Wati

Name:	Darma Putra Wati
Title:	Director

Page 9 of 12 Pages

Schedule I

COMMISSIONERS AND DIRECTORS

OF THE REPORTING PERSONS

The names of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk, their present principal occupations or employment and citizenship are set forth below. The business address of each of the Commissioners and Directors of MNC International Ltd., MNC International Middle East Limited, PT Media Nusantara Citra Tbk, PT Global Mediacom Tbk and PT Bhakti Investama Tbk is c/o PT Media Nusantara Citra Tbk, MNC Tower, Jl. Kebon Sirih No. 17-19, Jakarta 10340, Indonesia.

MNC International Ltd.

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is Director of MNC International Ltd. and MNC International Middle East Limited and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.

Oerianto Guyandi, Mr. Guyandi is Director of MNC International Ltd., MNC International Middle East Limited and PT Media Nusantara Citra Tbk. In addition, Mr. Guyandi is Director of Linktone Ltd.

Jiohan Sebastian, Mr. Sebastian is Director of MNC International Ltd. and MNC International Middle East Limited.

MNC International Middle East Limited

Name	Country of Citizenship	Position
Hary Tanoesoedibjo	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Jiohan Sebastian	Indonesia	Director

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is Director of MNC International Middle East Limited and MNC International Ltd. and President Director of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.

Oerianto Guyandi, Mr. Guyandi is Director of MNC International Middle East Limited, MNC International Ltd. and PT Media Nusantara Citra Tbk. In addition, Mr. Guyandi is Director of Linktone Ltd.

Page 10 of 12 Pages

Jiohan Sebastian, Mr. Sebastian is Director of MNC International Middle East Limited and MNC International Ltd.

PT Media Nusantara Citra Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Adam Chesnoff	U.S.A.	Commissioner
Drs. Sutanto	Indonesia	Independent Commissioner
Irman Gusman	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Agus Mulyanto	Indonesia	Director
Oerianto Guyandi	Indonesia	Director
Nana Puspa Dewi	Indonesia	Director

Board of Commissioners

Rosano Barack, Mr. Barack is President Commissioner of PT Media Nusantara Citra Tbk and PT Global Mediacom Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.

Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).

Adam Chesnoff, Mr. Chesnoff is Commissioner of PT Media Nusantara Citra Tbk.

Drs. Sutanto, Mr. Sutanto is Independent Commissioner of PT Media Nusantara Citra Tbk.

Irman Gusman, Mr. Gusman is Independent Commissioner of PT Media Nusantara Citra Tbk. Mr. Gusman currently serves as the Deputy of Regional Representatives in the Indonesian People’s Representative Assembly.

Board of Directors

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Media Nusantara Citra Tbk and Director of MNC International Ltd. and MNC International Middle East Limited. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including President Director of PT Global Mediacom Tbk, President Director of PT Bhakti Investama Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.

Agus Mulyanto, Mr. Mulyanto is Director of PT Media Nusantara Citra Tbk. In addition, Mr. Mulyanto is Commissioner of PT. Cipta Televisi Pendidikan Indonesia.

Oerianto Guyandi, Mr. Guyandi is Director of PT Media Nusantara Citra Tbk, MNC International Ltd. and MNC International Middle East Limited. In addition, Mr. Guyandi is Director of Linktone Ltd.

Page 11 of 12 Pages

Nana Puspa Dewi, Mrs. Dewi is Director of PT Media Nusantara Citra Tbk. In addition, Mrs. Dewi is Director of PT Cipta Televisi Pendidikan Indonesia.

PT Global Mediacom Tbk

Name	Country of Citizenship	Position
Rosano Barack	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Vice President Commissioner
M. Tachril Sapi’ie	Indonesia	Commissioner
Bambang Trihatmodjo	Indonesia	Commissioner
Chang Long Jong	Singapore	Commissioner
Mohamed Idwan Ganie	Indonesia	Independent Commissioner
Kardinal A. Karim	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
M. Budi Rustanto	Indonesia	Director
Indra Pudjiastuti	Indonesia	Director
Handhianto S. Kentjono	Indonesia	Director

Board of Commissioners

Rosano Barack, Mr. Barack is President Commissioner of PT Global Mediacom Tbk and PT Media Nusantara Citra Tbk. In addition, Mr. Barack also serves as Director or Commissioner of several companies, including among others President Director of PT Plaza Indonesia Realty Tbk and President Director of PT Nusadua Graha International.

Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk. In addition, Mr. Tanoesoedibjo is Commissioner of PT Media Nusantara Citra Tbk and Commissioner of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).

M. Tachril Sapi’ie, Mr. Sapi’ie is Commissioner of PT Global Mediacom Tbk. Mr. Sapi’ie also occupies the position of President Commissioner of PT Plaza Indonesia Realty Tbk.

Bambang Trihatmodjo, Mr. Trihatmodjo is Commissioner of PT Global Mediacom Tbk. Mr. Trihatmodjo was also one of the founders of PT Global Mediacom Tbk.

Chang Long Jong, Mr. Jong is Commissioner of PT Global Mediacom Tbk.

Mohamed Idwan Ganie, Mr. Ganie is Independent Commissioner of PT Global Mediacom Tbk. Mr. Ganie also serves as the Chairman of the Association of Legal Consultant for Business Competition and as a member for the panel in Singapore International Arbitration Center (SIAC) and a Fellow in Singapore Institute of Arbitration (SIARB).

Kardinal A. Karim, Mr. Karim is Independent Commissioner of PT Global Mediacom Tbk.

Board of Directors

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Global Mediacom Tbk and President Director of PT Bhakti Investama Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including Director of MNC International Ltd. and MNC International Middle East Limited, President Director of PT Media Nusantara Citra Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.

Page 12 of 12 Pages

M. Budi Rustanto, Mr. Rustanto is Director of PT Global Mediacom Tbk. In addition, Mr. Rustanto is President Commissioner of PT Global Land Development Tbk.

Indra Pudjiastuti, Mrs. Pudjiastuti is Director of PT Global Mediacom Tbk.

Handhianto S. Kentjono, Mr. Kentjono is Director of PT Global Mediacom Tbk. In addition, Mr. Kentjono is Vice Preisdent Director of PT MNC Sky Vision (Indovision).

PT Bhakti Investama Tbk

Name	Country of Citizenship	Position
Ratna Endang Soelistiowati	Indonesia	President Commissioner
Bambang Rudijanto Tanoesoedibjo	Indonesia	Commissioner
Liliana Tanaja	Indonesia	Commissioner
Posma Lumban Tobing	Indonesia	Independent Commissioner
Antonius Z. Tonbeng	Indonesia	Independent Commissioner
Hary Tanoesoedibjo	Indonesia	President Director
Hary Djaja	Indonesia	Director
Darma Putra Wati	Indonesia	Director

Board of Commissioners

Ratna Endang Soelistiowati, Mrs. Soelistiowati is President Commissioner of PT Bhakti Investama Tbk.

Bambang Rudijanto Tanoesoedibjo, Mr. Tanoesoedibjo is Commissioner of PT Bhakti Investama Tbk. In addition, Mr. Tanoesoedibjo is Vice President Commissioner of PT Global Mediacom Tbk and Commissioner of PT Media Nusantara Citra Tbk. Mr. Tanoesoedibjo is also Commissioner of PT Rajawali Citra Televisi Indonesia and President Director of PT MNC Sky Vision (Indovision).

Liliana Tanaja, Mrs. Tanaja is Commissioner of PT Bhakti Investama Tbk.

Posma Lumban Tobing, Mr. Tobing is Independent Commissioner of PT Bhakti Investama Tbk.

Antonius Z. Tonbeng, Mr. Tonbeng is Independent Commissioner of PT Bhakti Investama Tbk.

Board of Directors

Hary Tanoesoedibjo, Mr. Tanoesoedibjo is President Director of PT Bhakti Investama Tbk and President Director of PT Global Mediacom Tbk. Mr. Tanoesoedibjo is also Group Chairman of the controlling shareholder of PT Global Mediacom Tbk and PT Bhakti Investama Tbk. In addition, he currently holds positions in several companies, including Director of MNC International Ltd. and MNC International Middle East Limited, President Director of PT Media Nusantara Citra Tbk, President Director of PT Rajawali Citra Televisi Indonesia, and President Commissioner of PT MNC Sky Vision (Indovision). Mr. Tanoesoedibjo is Chairman of the board of directors and CEO of Linktone Ltd.

Hary Djaja, Mr. Djaja is Director of PT Bhakti Investama Tbk. In addition, Mr. Djaja holds positions in several companies, including PT Bhakti Capital Indonesia Tbk as a Commissioner.

Darma Putra Wati, Mr. Wati is Director of PT Bhakti Investama Tbk.